MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company")
Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

February 1, 2008

3.	News Release

A news release dated February 1, 2008, disclosing in detail the material summarised in this material change report was disseminated through the facilities of Marketwire (Canada and U.S. disclosure package) on February 1, 2008 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On February 1, 2008, TransGlobe announced that Tristone Capital has been retained as financial advisor for the sale of the Company's Canadian assts. The Company also announced that its 2007 Canadian reserves evaluation is being released in advance of total corporate reserve numbers in order to expedite the divestiture.

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

February 1, 2008

TRANSGLOBE ENERGY CORPORATION CANADIAN DIVESTITURE ADVISOR
AND ANNOUNCES CANADIAN YEAR END RESERVES

CALGARY, Alberta, (Market Wire) Friday, February 1, 2008 – TransGlobe Energy Corporation (TSX symbol "TGL"; NASDAQ symbol "TGA”) announces that Tristone Capital has been retained as financial advisor for the sale of the Company’s Canadian assets. All information relating to the sale process is available on the Tristone Capital website at www.tristonecapital.com or by contacting Mr. David Vetters (Managing Director, Investment Banking, Tristone Capital) at +1 403 539-8524 or Mr. Ian van Staalduinen (Principal, Acquisition & Divestitures, Tristone Capital) + 1 403 303-8660. It is expected that confidentiality agreements and the data rooms will be available in Calgary, Alberta by mid-February 2008. Final Offers will be due mid-March 2008 and closing is anticipated in April/May 2008. The proceeds from the sale of the Canadian assets of TransGlobe would be applied to debt and working capital.

The third party 2007 Canadian reserve evaluation is being released in advance of total corporate reserve numbers in order to expedite the divestiture. The TransGlobe 2007 year end corporate reserves will be released during the week of February 11, 2008.

Canada – Reserves and Estimated Future Net Revenues

The independent petroleum engineering consultant, DeGolyer and McNaughton Canada Limited, evaluated the Company’s Canadian reserves for 2006 and 2007.

Total Proved reserves for Canada increased 9.2% from 2,292 MBoe ("MBoe" thousand barrels of oil equivalent at 6:1) at December 31, 2006 to 2,504 MBoe at December 31, 2007 replacing approximately 142% of the 509 MBoe produced in Canada during 2007.

Total Proved plus Probable reserves for Canada increased by 4.4% from 3,652 MBoe at December 31, 2006 to 3,813 MBoe at December 31, 2007 replacing 132% of 2007 Canadian production. The major increases in Proved and Proved plus Probable reserves were primarily attributable to Wabamun oil and Mannville gas additions in the Nevis area and Horseshoe Canyon coal bed methane additions in the Thorsby area.

The Canadian 2006 and 2007 year end reserves were prepared by the Company’s independent reserve evaluators in accordance with the Canadian National Instrument (NI) 51-101 policy.

Disclosure provided herein in respect of Boe may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than, or less than, the estimates provided herein. Note that columns may not add due to rounding.

All reserves presented are based on DeGolyer Forecast Pricing, effective December 31, 2007 and December 31, 2006, respectively.

Reserves

CANADA	Dec. 31, 2007 MBoe *	Dec. 31, 2006 MBoe *	Increase (%)

Total Proved	2,504	2,292	9.2%

Total Proved plus Probable	3,813	3,652	4.4%

* Working Interest before royalties.

Estimated Future Net Revenues

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Company’s Canadian properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGL and natural gas reserves may be greater than or less than the estimates provided herein.

The estimated future net revenues presented below in US dollars are calculated using the independent engineering evaluator’s price forecast.

All the Company’s Canadian properties are located in the Province of Alberta. In 2007, the Alberta government announced a royalty review which could potentially increase royalties starting in 2009. The proposed changes to the Alberta royalty structure have not been finalized and therefore not put into law as of year end 2007. The values presented below were calculated using the Alberta royalties which are currently in effect, which are the same as the 2006 evaluation.

		Present Value of Future Net Revenues, Before Income Tax*
			Independent Evaluator’s Price Forecast
CANADA		December 31, 2007 Discounted at				December 31, 2006 Discounted at
($MM) US	Undis- counted	5%	10%	15%	Undis- counted	5%	10%	15%
Total Proved	$68	$58	$50	$44	$64	$55	$49	$43

Total Proved plus Probable	$109	$87	$73	$62	$101	$83	$70	$60

* Canadian values converted at the December 31, 2006 exchange rate of 1.1654 $US/$C. The December 31, 2007 Canadian values were run at an exchange rate of 1.0 $US/$C, which is the independent evaluators’ forecasted exchange rate.

About TransGlobe Energy

TransGlobe Energy is a growth-oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada. TransGlobe holds interests in over 1.34 million gross acres in Yemen (368,000 net acres) and 5.5 million acres in Egypt (2.7 million net acres). Financially strong, TransGlobe has reported seven consecutive years of net income.

Cautionary Statement to Shareholders

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
s/s Lloyd Herrick	- or -
Lloyd W. Herrick, Vice President & C.O.O.

Lloyd W. Herrick	Executive Offices:
Vice President & C.O.O.	#2500, 605 – 5th Avenue, S.W.,
Calgary, AB T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com